ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, Washington 98660

Via EDGAR Transmission

December 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Laura Veator
Stephen Krikorian

Re:    ZoomInfo Technologies Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2023
Filed February 15, 2024
File No. 001-39310

Ladies and Gentlemen:

We hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company, dated December 13, 2024, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). In addition, the Company is concurrently filing an amendment to the Form 10-K (as amended, the “Form 10-K/A”) with this letter. For your convenience, we have reproduced the Staff’s comments in bold preceding our response.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income

1.With respect to your Adjusted Net Income measure, please further clarify each component of the “tax impact of the adjustments to net income (loss),” including the dollar amounts, how the adjustments are calculated, and why it is appropriate to include the adjustments in the non-GAAP measure. Revise your disclosures in future filings, as appropriate, to include this information.
Response: The Company respectfully acknowledges the Staff’s comment. The Company calculates the “tax impact of adjustments to net income (loss)” by taking the total gross value of the adjustments and multiplying it by the Company’s U.S. federal and state statutory tax rate. We then recalculate the tax impact of book-tax differences related to equity compensation, the tax receivable agreements, restructuring and transactional-related expenses, and items that are deemed to be unrelated to current year operating income or are one-time in nature, such as provision to return true-ups. The table below presents this information with respect to the adjustment for the period ended December 31, 2023.

U.S. Securities and Exchange Commission
December 20, 2024

	2023		2022
(in millions)	Gross	Tax	Gross	Tax
Tax expense computed at U.S. federal statutory rate	$82.7	$17.4	$206.4	$43.3
Effect of:
State taxes, net of federal tax benefit		(7.0)		10.9
Effects of changes in state tax law and apportionment		(138.4)		(71.1)
Effects of non-U.S. operations		(5.9)		(4.8)
Research and development credits		(1.1)		—
Non-deductible stock-based compensation		(23.4)		(12.4)
Valuation allowance		(5.7)		—
Amortization of corporate structure simplification costs		(60.0)		(59.1)
Other		1.0		(0.6)
Tax impact of adjustments to net income (loss)		$(223.1)		$(93.8)

We believe it is appropriate to include these adjustments because they are either unrelated to current period earnings or reflect certain items that are non-recurring and one-time in nature. As a result, we believe the adjustment provides investors with useful information about the Company’s underlying results and trends, allowing them to better understand net income (loss) related to ongoing operations, including the related current and deferred income tax expense.

In response to the Staff’s comment, the Company intends to include disclosure in its future applicable filings that clarify the components of the “tax impact of the adjustments to net income (loss)” to the extent material to the adjustment. The following disclosure is included for illustrative purposes only and for the fiscal years ended December 31, 2023 and 2022 (i.e., the comparative periods to be presented in the Company’s next Annual Report on Form 10-K).

The following table presents a reconciliation of Net income (loss) to Adjusted Net Income for the periods presented:

	Year Ended December 31,
(in millions; unaudited)	2023	2022	2021
Net income (loss) (GAAP)	$107.3	$63.2	$94.9
Impact of fair value adjustments to acquired unearned revenue (a)	0.2	2.1	4.6
Loss on debt modification and extinguishment	4.3	—	7.7
Amortization of acquired technology	39.1	48.2	35.3
Amortization of other acquired intangibles	21.9	22.0	20.3
Equity-based compensation expense	167.6	192.3	93.0
Restructuring and transaction-related expenses (b)	10.3	4.1	23.7
Integration costs and acquisition-related expenses (c)	—	3.3	16.4
TRA liability remeasurement (benefit) expense	(160.7)	(65.6)	(39.5)
Tax impacts of adjustments to net income (loss) (d)	223.1	93.8	(25.3)
Adjusted Net Income (Loss) (Non-GAAP)	$413.1	$363.5	$231.1
__________________
(a)[…]
(b)[…]

U.S. Securities and Exchange Commission
December 20, 2024

(c)[…]
(d)Represents tax expense associated with GAAP Net income (loss) excluded from Adjusted Net Income (Loss) (Non-GAAP). The Company calculates the tax impacts of adjustments to net income (loss) by taking the total gross value of the adjustments and multiplying it by the Company’s U.S. federal and state statutory tax rate. We then recalculate the tax impact of book-tax differences related to equity compensation, the tax receivable agreements, restructuring and transaction-related expenses, and items that are deemed to be unrelated to current year operating income or are one-time in nature, such as provision to return true-ups. For the year ended December 31, 2023, these primarily relate to adjusting out $138.4 million of tax expense from the effects of changes in state tax law, recognizing $60.0 million of tax benefit related to the amortization of costs associated with corporate structure simplification, and adjusting out $23.4 million of tax expense from non-deductible stock-based compensation. For the year ended December 31, 2022, these primarily relate to adjusting out $71.1 million of tax expense from the effects of changes in state tax law, recognizing $59.1 million of tax benefit related to the amortization of costs associated with corporate structure simplification, and adjusting out $12.4 million of tax expense from non-deductible stock-based compensation. We believe the exclusion of these adjustments provides investors with useful information about the Company’s underlying results and trends, allowing them to better understand and compare net income (loss) related to ongoing operations and the related current and deferred income tax expense.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 125

2.Please amend your filing to include a conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2023. Refer to Item 307 of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 under the heading entitled “Evaluation of Disclosure Controls and Procedures” of Part II. Item 9A Controls and Procedures of the Form 10-K/A filed concurrently herewith, which was previously inadvertently omitted in its Form 10-K.

U.S. Securities and Exchange Commission
December 20, 2024

If you should have any further questions or need additional information concerning these responses, please contact the undersigned at 301-758-6632.

Sincerely,

/s/ M. Graham O’Brien
M. Graham O’Brien
Interim Chief Financial Officer

cc:    Ashley McGrane, General Counsel and Corporate Secretary, ZoomInfo Technologies Inc.
Jay H. Knight, Partner, Barnes & Thornburg LLP